[WESCO letterhead]
June 21, 2006
VIA FACSIMILE: (202) 772-9218
CONFIRMATION COPY VIA FEDERAL EXPRESS
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-3628
Attention:	Jay Mumford Division of Corporation Finance
Re:	WESCO International, Inc. WESCO Distribution, Inc. Registration Statement on Form S-1 (No. 333-133423) Request for Acceleration of Effectiveness
Ladies and Gentlemen:
     Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), WESCO International, Inc. and WESCO Distribution, Inc. (collectively, the “Registrants”) hereby respectfully request that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective under the Securities Act at 10:00 a.m., Eastern Standard Time, on Friday, June 23, 2006, or as soon as practicable thereafter.
     Additionally, the Registrants hereby acknowledge the following:
(i)	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
(ii)	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Securities and Exchange Commission
Division of Corporation Finance
June 21, 2006

(iii)	The Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,
/s/ Stephen A. Van Oss,
on behalf of the Registrants
cc: Michael C. McLean, Esq.